UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2025

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

PRESS RELEASE

Novartis announces both ianalumab Phase III clinical trials met primary endpoint in patients with Sjögren’s disease

Ad hoc announcement pursuant to Art. 53 LR

●	NEPTUNUS-1 and NEPTUNUS-2 are the first ever global phase III trials to demonstrate statistically significant reduction in disease activity for Sjögren’s disease[1]
●	Ianalumab has the potential to become the first and only targeted treatment approved for patients with Sjögren’s disease
●	Ianalumab was well tolerated and demonstrated a favorable safety profile in Sjögren's disease1,[2]
●	Novartis plans to present its data at an upcoming medical congress and submit to health authorities globally

Basel, August 11, 2025 – Novartis today announced positive top-line results from its Phase III trials evaluating ianalumab (VAY736) in adults with active Sjögren's disease. Both trials met the primary endpoint of demonstrating statistically significant improvements in disease activity1. These results support the potential for ianalumab, a drug with a dual mechanism of action, B-cell depletion and BAFF-R inhibition, to become the first targeted treatment for patients with Sjögren’s disease, a chronic, disabling autoimmune disease3,4,5.

"Sjögren’s disease is a serious, progressive, systemic autoimmune disease, often unrecognized or misdiagnosed with a significant detrimental impact to quality of life, with very limited treatment options and an established unmet need. Both Phase III trials demonstrate that ianalumab improves disease activity in patients with Sjogren’s disease.” said Shreeram Aradhye, M.D., President of Development and Chief Medical Officer at Novartis. “These Phase III studies mark a significant milestone. We look forward to engaging with health authorities to discuss these findings in the near future.”

The NEPTUNUS pivotal trials achieved the primary endpoint of improving disease activity measured by a reduction in EULAR Sjögren’s syndrome disease activity index (ESSDAI), a multi-dimensional disease activity measurement compared to placebo1. Ianalumab was well tolerated and demonstrated a favorable safety profile in Sjögren's disease1,2.

Novartis plans to present the NEPTUNUS-1 and NEPTUNUS-2 data at an upcoming medical meeting and submit ianalumab, which was granted Fast Track Designation by the US Food and Drug Administration (FDA), to health authorities globally6.

About ianalumab
Ianalumab (VAY736) is a novel fully human monoclonal antibody being investigated for its potential to treat various B cell-driven autoimmune diseases, including Sjögren’s disease, immune thrombocytopenia (ITP), systemic lupus erythematosus (SLE), lupus nephritis (LN), warm autoimmune hemolytic anemia (wAIHA) and diffuse cutaneous systemic sclerosis (dcSSc)3,7-13. Its mechanism of action targets B cells in two ways, namely combining B cell depletion via antibody-dependent cellular toxicity (ADCC) and interruption of BAFF- R mediated signals of B cell function and survival3. In clinical trials, ianalumab showed promising efficacy and a favorable safety profile in Sjögren’s disease, systemic lupus erythematosus, and immune thrombocytopenia2,14,15. Ianalumab originates from an early collaboration with MorphoSys AG, a company which Novartis later acquired in 202416.

About NEPTUNUS-1 and NEPTUNUS-2
The phase III clinical trials, NEPTUNUS-1 and NEPTUNUS-2, are global, multicenter, pivotal studies evaluating the efficacy and safety of ianalumab in patients with Sjögren’s disease7,8. These trials were designed to provide comprehensive data on ianalumab's potential as a targeted treatment for Sjögren’s disease, in patients with active extraglandular disease.3,7,8.

NEPTUNUS-1 is a randomized, double-blind, 2-arm multicenter phase III trial (N=275) to evaluate the clinical efficacy, safety, and tolerability of ianalumab 300 mg subcutaneous (s.c.) monthly compared with placebo for 52 weeks7. NEPTUNUS-2 is a randomized, double-blind, 3-arm multicenter phase III trial (N=504) to evaluate the clinical efficacy, safety, and tolerability of ianalumab 300 mg s.c. monthly or every 3 months compared with placebo for up to 52 weeks8.

The primary endpoint was measured by improvements in systemic disease activity using ESSDAI (EULAR Sjögren’s syndrome disease activity index)7,8. Patients currently enrolled in NEPTUNUS-1 and NEPTUNUS-2 have been given the opportunity to continue follow-up in these studies or enter a long-term extension trial17.

About Sjögren’s disease (previously called Sjögren’s syndrome)
Sjögren’s disease is a systemic, chronic autoimmune disorder that causes inflammation and tissue damage, impacting the entire body4. It primarily affects exocrine glands, leading to excessive dryness, with over 90 percent of patients experiencing dry eyes and dry mouth4,18. The disease is heterogenous, patients experience dryness, fatigue and widespread pain and 30-40 percent of patients will also show extraglandular organ involvement5,19. Extraglandular manifestation can be very diverse and can affect skin, musculoskeletal system, kidneys, lungs and other organs19. The risk of lymphoma is increased in patients with Sjögren’s5.

Sjögren’s is one of the most prevalent rheumatic autoimmune diseases, affecting approximately 0.25 percent of the population with an estimated 50 percent undiagnosed 20-21. Sjögren’s is nine times more common in women than men4. B cell dysfunction plays a significant role in the disease by causing an autoimmune response that leads to inflammation and tissue damage3,4. There are no systemic treatments approved, with only limited symptomatic treatments available to provide temporary and partial symptomatic relief, highlighting the need for effective targeted therapies3.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “investigational,” “pipeline,” “upcoming,” “intends,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for ianalumab, or regarding potential future revenues from ianalumab. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that ianalumab will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that ianalumab will be commercially successful in the future. In particular, our expectations regarding ianalumab could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	Novartis data on files
2.	Bowman S et al, Safety and efficacy of subcutaneous ianalumab (VAY736) in patients with primary Sjogren’s syndrome: a randomized, double-blind, placebo-controlled, phase 2b dose-finding trial, Lancet 2022; 399:161-71
3.	Dorner T et al, Safety and Efficacy of ianalumab in patients with Sjogren’s disease:52-week results from a randomized, placebo-controlled, phase 2b dose-ranging study, Arhtritis and Rheumatology 2025, 77(5):560-570
4.	Negrini S et al, Sjogren’s syndrome: a systemic autoimmune disease, Clin Exp Med. 2022; 22(1): 9–25
5.	Mariette, Primary Sjogren’s symptoms, New England Journal of Medecine, 2018, 378;10
6.	VAY736, Department of health and human Services, Fast Track Designation, US Food and Drug Administration, 2025
7.	ClinicalTrials.gov NCT05350072 [Last accessed: August 2025]
8.	ClinicalTrials.gov NCT0539214 [Last accessed: August 2025]
9.	ClinicalTrials.gov NCT05653219 [Last accessed: August 2025]
10.	ClinicalTrials.gov NCT05639114 [Last accessed: August 2025]
11.	ClinicalTrials.gov NCT05126277 [Last accessed: August 2025]
12.	ClinicalTrials.gov NCT05648968 [Last accessed: August 2025]
13.	ClinialTrials.gov NTC06470048 [Last accessed: August 2025]
14.	Phase 2 safety and efficacy of subcutaneous (s.c.) dose ianalumab (VAY736; Anti-BAFFR mAB) administered monthly over 28 weeks in patients with Systemic Lupus Erythematosus (SLE) of moderate-to-severe activity, ACR congress, available at : Phase 2 Safety and Efficacy of Subcutaneous (s.c.) Dose Ianalumab (VAY736; Anti-BAFFR mAb) Administered Monthly over 28 Weeks in Patients with Systemic Lupus Erythematosus (SLE) of Moderate-to-Severe Activity - ACR Meeting Abstracts [Last accessed: August 2025]
15.	A Phase 2 Study of ianalumab in patients with primary immune thrombocytopenia previously treater with at least two lines of therapy, EHA congress, available at: EHA Library - The official digital education library of European Hematology Association (EHA) [Last accessed: August 2025]
16.	Novartis to strengthen oncology pipeline with agreement to acquire Morphosys [AG Press release]. [Press release]. Available at: Novartis to strengthen oncology pipeline with agreement to acquire MorphoSys AG for EUR 68 per share or an aggregate of EUR 2.7bn in cash | Novartis [Last accessed: August 2025]
17.	ClinicalTrials.gov NCT05985915 [Last accessed: August 2025]

18.	Maleki Fischbach- M, et al, Manifestations and management of Sjogren’s disease, Arthritis Res Ther. 2024;26(1):43
19.	Kerry Gairy et al, Burden of illness among subgroups of px with primary SjD and systemic involvement, Rheumatology 2021, Volume 60, Issue 4, April 2021, Pages 1871–1881
20.	Conrad N, et al, Incidence, prevalence, and co-occurrence of autoimmune disorders over time and by age, sex, and socioeconomic status: a population-based cohort study of 22 millions individuals in the UK, Lancet. 2023;401(10391):1878-1890;
21.	Narváez J et al, Prevalence of Sjogren’s syndrome in the general adult population in Spain: estimating the proportion of undiagnosed cases, Sci Rep. 2020;10(1):10627

Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 11, 2025	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting